UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ending September 30, 2006

Commission File Number 000-29336

ATNA RESOURCES LTD.
510 - 510 Burrard Street
 Vancouver, B.C. Canada V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

[ ] Form 20-F   [X] Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):82 ___________________________

SUBMITTED HEREWITH
Exhibits:

99.1 Interim Financial Statements for the Nne-Month Period Ended September 30, 2006
99.2 Management Discussion & Analysis for the Nine-Month Period Ended September 30, 2006
99.3 Form 52-109F2 - Certification of Interim Filings - CEO
99.4 Form 52-105F2 - Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD.
(Registrant)

Date: November 10, 2006

By:   /s/ Bonnie Whelan
        Bonnie Whelan

Title:  Corporate Secretary